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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                                 (AMENDMENT NO. 1)1

                                 BENJAMIN MOORE & CO.
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                                   (Name of Issuer)

                       Common Stock, Par Value $10.00 Per Share
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                            (Title of Class of Securities)

                                      615649100
                       ----------------------------------------
                                    (CUSIP Number)

John T. Rafferty, 51 Chestnut Ridge Road, Montvale, NJ  07645 (201) 573-9600
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        (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

    April 18, 1996, the date of retirement of the Reporting Person as President of the Issuer and resignation as co-trustee of the Issuer's ESOP which has been and continues to be a 5% reporting person on Schedule 13G since
                                 December 31, 1990.
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 4 Pages


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                                     SCHEDULE 13D


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CUSIP NO.      615649100                                    PAGE 2 OF 4 PAGES
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     MAURICE C. WORKMAN
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) /X/


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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

NO FUNDS INVOLVED -- 00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                    / /

     NOT APPLICABLE
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA
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                 7    SOLE VOTING POWER

                      5,115
  NUMBER OF      ---------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            5,115
    EACH         ---------------------------------------------------------------
  REPORTING      9    SOLE DISPOSITIVE POWER
   PERSON
    WITH              5,115
                 ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      5,115
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,115
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                              /X/

     EXCLUDES 5,089 SHARES OWNED BY WIFE AS TO WHICH 5,089 SHARES BENEFICIAL OWNERSHIP IS DISCLAIMED.
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .05% BASED ON 8,859,540 SHARES OUTSTANDING ON SEPTEMBER 14, 1998.
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14   TYPE OF REPORTING PERSON*

     IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                              Schedule 13D                     Page 3 of 4 Pages

Item 1.        SECURITY AND ISSUER.

               Common Stock, Par Value $10.00 Per Share
               Benjamin Moore & Co.
               51 Chestnut Ridge Road
               Montvale, New Jersey  07645

Item 2.        IDENTITY AND BACKGROUND.

               (a)  Maurice C. Workman

               (b)  Benjamin Moore & Co.
                    51 Chestnut Ridge Road
                    Montvale, New Jersey  07645

               (c) Director, Benjamin Moore & Co.; Manufacture, sale and distribution of a broad line of coatings (paints, stains and clear finishes) and production finishes coatings.

               (d)  No.

               (e)  No.

               (f)  United States of America

Item 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               No funds involved. Reporting person was a co-trustee of the Benjamin Moore & Co. Employees' Stock Ownership Plan who retired as President of the Issuer on April 18, 1996 and resigned as a co-trustee of the Issuer's Employees' Stock Ownership Plan on that date. The Issuer's Employees' Stock Ownership Plan has been and continues to be a 5% reporting person on Schedule 13G since December 31, 1990, and this Schedule has been filed by other trustees.

Item 4.        PURPOSE OF TRANSACTION.

               (a) through (j)

               None.

Item 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) 5,115 -- .05%. There is sole voting and dispositive power with respect to the 5,115 shares.


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                              SCHEDULE 13D                     Page 4 of 4 Pages



               (b)  sole power to vote or to direct the vote: 5,115

                    shared power to vote or to direct the vote: 0

                    sole power to dispose or to direct the disposition of: 5,115 shared power to dispose or to direct the disposition of: 0


               (c)  Not Applicable
               (d)  Not Applicable.

               (e)  Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               None.

Item 7.        MATERIAL TO BE FILED AS EXHIBITS.

               None.


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             /s/ Maurice C. Workman
                                             -----------------------------------
                                             Signature
Date: October 19, 1998                       Maurice C. Workman
                                             Individual